

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2022

Yu-Hsin Lin
Chief Executive Officer
BELITE BIO, INC
5820 Oberlin Drive, Suite 101
San Diego, CA 92121

> **Re: BELITE BIO, INC**
> **Registration Statement on Form F-1**
> **Filed April 5, 2022**
> **File No. 333-264134**

Dear Dr. Lin:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form F-1

Risk Factors
Risks Related to Our Industry, Business and Operations
In the event that we elect to carry out clinical trials in China and/or to expand our operations into China in the future, page 67

1. We note your response to our prior comment 3 and reissue the comment in part. We also note your disclosure on page 1 that you have received approval to commence patient enrollment for a Phase 3 clinical trial in Hong Kong, among other jurisdictions. Given your planned clinical trials in Hong Kong, please revise your disclosure here to also discuss the relevant material risks in the context of your operations in Hong Kong.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah at 202-551-3663 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Portia Ku, Esq.